Exhibit 99.4

Execution Version

Without Prejudice

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (this “Agreement” or “Settlement Agreement”) is dated September 27, 2023

BETWEEN

1.

Fang Holdings Limited (OTC: SFUNY), an exempted company with limited liability incorporated under the laws of the Cayman Islands whose registered office is at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands (“Fang Holdings”, “Fang” or the “Company”)

2.

Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, an exempted company with limited liability incorporated under the laws of the Cayman Islands with registered number 361913 and having its registered office at P.O. Box 309, Ugland House, South Church Street, George Town, KY1 – 1104, Cayman Islands

3.

Evenstar Special Situations Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands with registered number 134490 and having its registered office at P.O. Box 309, Ugland House, South Church Street, George Town, KY1 – 1104, Cayman Islands (together with (2), the “Petitioners” or “Evenstar”)

4.	Tianquan Mo, a citizen of the People’s Republic of China and the founder and controlling shareholder of the Company (“the Controlling Shareholder”)

Each party is referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS the Petitioners brought proceedings in the Grand Court of Cayman Islands entitled and reported as FSD 278 of 2020 (“Cayman Proceedings”) under section 92(e) of the Companies Act.

WHEREAS the Parties wish to resolve all current matters in dispute between them.

THE PARTIES HEREBY AGREE as follows:

1	INTERPRETATION

1.1	Definitions

The following definitions and rules of interpretation in this clause apply in this Agreement:

“Affiliate” of a specified person means (i) a person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified person, including, without limitation, any investment fund or investment vehicle or trust managed or advised by such person or its Affiliates, or a person (including a trust) in which specified person or its Affiliate is a beneficiary; and (ii) the spouse, children, parents or parents in-law of such specified person.

Execution Version

Without Prejudice

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in the PRC (including Hong Kong for the avoidance of doubt), the United States or the Cayman Islands.

“Confidential Information” means the following types of information (however recorded or preserved, whether furnished orally, in writing, electronically or through any other form or medium) disclosed or made available, directly or indirectly, by the Company or its employees, officers, representatives or advisers to the other Parties for the purposes of this Agreement:

a.	all information concerning the Company that is not public information;

b.	that would be regarded as confidential by a reasonable business person relating to:

I.	the business, affairs, customers, clients, suppliers, plans, intentions, or market opportunities of the Company, and

II.	the operations, processes, product information, know-how, designs, trade secrets or software of the Company; and

c.	any information or analysis that is derived from the Confidential Information by the Parties;

but not including any information that:

a.	was publicly known or made generally available to the public without a duty of confidentiality;

b.	becomes publicly known or made generally available without a duty of confidentiality after the date of this Agreement through no breach of this Agreement by the Parties;

c.	is independently developed by the Parties without reference to the Confidential Information; or

d.	the Parties agree in writing is not confidential or may be disclosed.

“Control” of a given person means possession of power or authority, directly or indirectly, to direct the business, management and policies of such person, whether through ownership of Equity Securities, voting power or registered capital, contractual arrangements, or otherwise, which power or authority shall be presumed to exist upon the possession of (i) legal or beneficial ownership of fifty percent (50%) or more of the share capital, equity interests or voting right of such person, (ii) power to direct the vote or power to control the composition of fifty percent (50%) or more of the board of

Execution Version

Without Prejudice

directors or other governing body, (iii) right to fifty percent (50%) or more of the economic interest in such other person, including interests held through a variable interest entity structure or other contractual arrangements, or (iv) relationship such that the financial statements of the other person may be consolidated into the financial statements of such person under applicable laws or accounting principles. “Controlled”, “Controlling” and similar expressions shall have correlative meanings.

“Corporate Restructuring Transaction” means (i) any disposition, public listing or delisting, take-private, squeeze-out, consolidation, reorganization, amalgamation, merger, scheme or arrangement or change of Control (A) of the Company or (B) otherwise involving entities holding directly or indirectly a majority of the Company’s consolidated assets, (ii) the sale or other disposition, directly or indirectly, of a majority of the Company’s consolidated assets, or (iii) other transaction or series of transactions having similar effects, in each case whether through a single or series of related transactions.

“Dispute” means the winding up petition presented by the Petitioners, cause No: FSD 278 of 2020 (formerly ASCJ, now DDJ).

“Equity Securities” means, with respect to any person, (i) any capital stock, shares, American depositary shares (ADSs) or the underlying shares, membership interests, partnership interests or registered capital, joint venture or other ownership or equity interests or other securities containing any profit or revenue participation features in such person, (ii) any options, warrants, rights or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, shares, membership interests, partnership interests or registered capital, joint venture or other ownership or equity interests or other securities, and (iii) any share appreciation rights, phantom share rights or other similar rights.

“the Fang Group” means the Company and all of its direct and indirect Subsidiaries.

“PRC” means the People’s Republic of China.

“Subsidiary” means, with respect to any party, any person (w) of which such party or any other Subsidiary of such party is a general or managing partner, (x) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such person) is, directly or indirectly, owned or controlled by such party and/or one or more of its Subsidiaries, (y) otherwise Controlled by such party, or (z) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with U.S. GAAP or IFRS (which shall include the VIEs for the avoidance of doubt). A full list of Subsidiaries of the Company and their particulars (including the direct or indirect shareholding percentage of the Company in each Subsidiary and any existing encumbrances over the Equity Securities of any Subsidiary) as of the date of this Agreement is set forth in Annexure A.

Execution Version

Without Prejudice

“VIEs” means variable interest entities Controlled by the Company or whose assets and financial results are consolidated with the net earnings of the Company and are recorded on the books of such party for financial reporting purposes in accordance with U.S. GAAP or IFRS, and Subsidiaries of such variable interest entities, including without limitation those which directly or indirectly hold real property in the PRC as listed in the Annexure A to this Agreement.

1.2	Construction

a.	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

b.	Unless the context otherwise requires, references to the singular include the plural, and vice versa.

c.	The index to and headings in this Agreement are for convenience only and are to be ignored in construing this Agreement.

d.	References to clauses and schedules are to the clauses and schedules of this Agreement.

1.3	Statutes

In this Agreement a reference to a statute or statutory instrument is, unless otherwise specified, a reference to the most recent revision of the relevant statute or statutory instrument of the Cayman Islands and includes any statutory modification or re-enactment thereof for the time being in force.

2	WITHDRAWAL OF THE CAYMAN PROCEEDINGS

2.1	Within two (2) Business Days after the date of this Agreement, the Company shall transfer US$4,000,000 to Evenstar.

2.2

The Petitioners shall discontinue (without prejudice and with no order as to costs) the Cayman Proceedings immediately upon the payment by Fang Holdings pursuant to Clause 2.1 and the Company’s delivery of certain information and/or documents in relation to its assets to Evenstar as per the scope separately agreed by the Parties. All undertakings provided by Fang Holdings and/or the Controlling Shareholder in the context of the Cayman Proceedings will cease to have effect on the withdrawal or discontinuance of the Cayman Proceedings. This release will not impact the validity of any undertaking, assurance or obligation provided or assumed by Fang Holdings and/or the Controlling Shareholder in this Settlement Agreement or to be provided or assumed in any supplemental agreement.

Execution Version

Without Prejudice

2.3

Upon satisfaction of the conditions set out in Clauses 2.1 and 2.2 and agreement of the form of Consent Order, the Parties shall concurrently instruct their legal representatives and use their best endeavours to procure the execution and filing of the Consent Order in the form to be agreed by the Parties within two (2) Business Days of such satisfaction, thereby effecting the withdrawal of the Cayman Proceedings in its entirety with no order as to costs.

2.4

Notwithstanding the foregoing and the Parties’ rights under any other agreement, if any Party breaches this Agreement or any other documents entered into in connection with or arising out of this Agreement, all other Parties reserve all rights to make claims, take actions or enforce their rights regardless of whether such claim, action or enforcement involves part or all of the Dispute or the underlying facts relating to the Dispute and the Parties expressly acknowledge that the commencement of any such fresh proceedings shall not constitute an abuse of process.

3	BOARD REPRESENTATION

From the date of this Agreement, the Company shall procure, and all other Parties agree to fully support the Company to procure that at all times, Evenstar will have the right to appoint, remove and replace (i) no less than one (1) director (or such higher number of directors that is proportional to its shareholding voting rights in the Company) to the Company’s board of directors as long as Evenstar’s shareholding in the Company is not less than 5% and (ii) one director to each Subsidiary that holds real properties.

4	OTHER UNDERTAKINGS

4.1

The Company and the Controlling Shareholder undertake that if any Corporate Restructuring Transaction is to take place and/or be consummated, Evenstar shall have the right to elect how the Equity Securities of the Company held by Evenstar shall be treated and the Company and the Controlling Shareholder shall take all steps to ensure that Evenstar is not cashed out, forced out, have its Equity Securities cancelled or diluted in any manner as a result of the Corporate Restructuring Transaction without the prior consent of Evenstar.

4.2

Without prejudice to the other terms of this Agreement, the Company and the Controlling Shareholder agree to (i) ensure that (A) Evenstar and its Affiliates, (B) their rights as shareholder or (C) the rights attached to the Equity Securities of the Company held by Evenstar and its Affiliates will not be unfairly or disproportionally affected compared to the other shareholders of the Company, (ii) at all times act in good faith in the best collective interests of all the shareholders of the Company, and (iii) work together with Evenstar and make the best efforts to resolve any outstanding issues or differences (if any) between the Parties during the performance of this Agreement.

Execution Version

Without Prejudice

5	PUT OPTION

5.1

Evenstar shall be entitled to a put option to sell all or part of its shares in the Company to the Company and/or the Controlling Shareholder at a per share price as determined by Evenstar, the Company and the Controlling Shareholders in good faith and be no less than the value implied by per share price in the Corporate Restructuring Transaction (if applicable), exercisable prior to the earlier of (x) the first anniversary of the completion of a Corporate Restructuring Transaction and (y) 31 March 2025.

6	GOVERNING LAW; ARBITRATION

6.1	This Agreement shall be governed by, and construed in accordance with, the laws of New York, without giving effect to the principles of conflicts of law thereof.

6.2

Any and all disputes arising out of or in connection with this Agreement or the breach, termination, validity or carrying into effect hereof, shall be submitted to mandatory, final and binding arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The language of the arbitration shall be English. The place of arbitration shall be Hong Kong.

6.3

By agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of the court, the tribunal shall have full authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the arbitral tribunal’s orders to that effect.

7	CONFIDENTIALITY

7.1

Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, agents, advisers, auditors and attorneys (collectively, “Representatives”) to, keep and treat as strictly confidential and not at any time disclose or make known in any way, directly or indirectly, to any other person or use for a purpose other than the performance of its obligations under this Agreement, any Confidential Information which it now possesses or that may come into its possession during the term of this Agreement relating to or connected with or arising out of this Agreement or the business of the Fang Group, or the matters contained in this Agreement or the business, activities or affairs of any other Parties.

7.2

The restrictions set out above will not apply to the disclosure of Confidential Information if and to the extent: (i) disclosure is required by applicable law or for the purpose of any judicial proceedings or by any regulatory authority, government body or recognized securities exchange, after consultation with the other relevant Parties, to the extent legally permitted; and (ii) the information is disclosed on a strictly confidential basis by a Party to its Affiliates or Representatives.

Execution Version

Without Prejudice

8	GENERAL

8.1

If any provision of this Agreement is found to be void or unenforceable, then such provision shall be construed, to the extent feasible, so as to render such provision valid and enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally intended by the Parties, and if no feasible construction would save such provision, then that provision shall be deemed to be deleted from this Agreement and the remaining provisions shall continue in full force and effect and the Parties shall use their respective reasonable endeavours to procure that any such provision is replaced by a provision which is valid and enforceable, and which gives effect to the spirit and intent of this Agreement.

8.2

Each Party acknowledges that it has not entered into this Agreement in reliance wholly or partly on any representation or warranty made by or on behalf of the other Parties (whether orally or in writing) other than as expressly set out in this Agreement.

8.3

This Settlement Agreement is entered into in connection with the compromise of disputed matters. It is not, and shall not be represented or construed by the Parties as, an admission of liability or wrongdoing on the part of any Party to this agreement or any other person or entity.

8.4

If and to the extent that there are inconsistencies between the provisions of this Settlement Agreement and those of the constitutional or other similar documents of any member of the Fang Group, the terms of this Settlement Agreement shall prevail, and the Parties shall give full effect to and act in accordance with the provisions of this Settlement Agreement over the provisions of any such constitutional or other similar documents. The Parties agree to take all actions necessary or advisable, as promptly as practicable after the discovery of such inconsistency, to amend the provisions of such constitutional or other similar documents so as to eliminate such inconsistency.

8.5

Each Party shall from time to time and at all times hereafter make, do, execute or cause to be made, done and executed such further acts, deeds, conveyances, consents and assurances, without further consideration, which may reasonably be required to give full effect to the terms of this Agreement or to vest in any other Parties such other Party’s full rights and entitlements hereunder.

8.6

The other Parties will provide support to the Company as reasonably required to facilitate its performance of this Agreement, and each Party will procure and guarantee the entities under its Control to fully and punctually perform and comply with this Agreement and this shall be a continuing guarantee until the discharge of all of their respective obligations under this Agreement.

Execution Version

Without Prejudice

8.7

This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement. This Agreement may be amended only by written agreement of all of the Parties which amendment or subsequent agreement may further regulate the Parties’ rights and obligations in respect of the Fang Group.

8.8

All notices and other communication that are required or permitted to be given under this Agreement by any Party shall be in writing in the English language (or be accompanied by a properly prepared translation into English) and shall be deemed sufficiently served if addressed to the Party to be notified at its address set forth below or such other address as notified to the sender by the recipient for the purpose and if (a) delivered by prepaid courier service or (b) delivered by electronic mail.

a.	If to the Company or the Controlling Shareholder

Attention: Jiangong Dai

Address: Tower A, No. 20 Guogongzhuang Middle Street Fengtai District,

Beijing 100070, The People’s Republic of China

Email: richarddai@fang.com

b.	If to Evenstar

Attention: The Directors of the Fund

Address: PO Box 309, Ugland House, South Church Street, George Town,

KY1 – 1104, Cayman Islands

Email: ESFunds@evenstarcapital.com

with a copy to (which alone shall not constitute notice):

Evenstar Capital Management Limited

Address: PO Box 309, Ugland House, South Church Street, George Town,

KY1 – 1104, Cayman Islands

Attention: Directors of Evenstar Capital Management Limited

8.9

The Parties acknowledge that damages may not be an adequate remedy for losses incurred by reason of a breach of this Agreement. Each Party shall have the right to an injunction or other equitable relief enjoining any breach of this Agreement and enforcing specifically the terms and provisions hereof, and each Party hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude a Party from pursuing any other rights or remedies that it may have at law or in equity. The rights of each Party under this Agreement are cumulative and in addition to all other rights or remedies that any Party may otherwise have at law or in equity.

Execution Version

Without Prejudice

8.10

Any waiver of any provision of this Agreement must be set forth in writing executed by the Party against whom such waiver is to be effective. No failure or delay by any Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by any Party of any breach by the other Parties of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision of this Agreement.

8.11

Each Party hereto acknowledges that the remedies at Law of the other Parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any Party to this Agreement, without posting any bond, and in addition to all other reasonable remedies that may be available, shall be entitled to obtain a preliminary injunction, a temporary restraining order, a temporary or permanent injunction or any other specific performance remedy that may then be available under applicable law.

8.12

Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Parties hereto. For the avoidance of doubt, the obligations of the controlling shareholder and the Company (and their respective successors or assigns) under this Agreement shall be joint and several.

This Agreement has been entered into on the date stated on the first page of this Agreement.

EXECUTION PAGE

On behalf of the Fang Holdings

By	/s/ Jiangong Dai
Name:	Jiangong Dai
Title:	Chairman of the Board

On behalf of Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund

I Segregated Portfolio

By	/s/ James Ting-Yeh Yang
Name:	James Ting-Yeh Yang
Title:	Director

On behalf of Evenstar Special Situations Limited

By	/s/ James Ting-Yeh Yang
Name:	James Ting-Yeh Yang
Title:	Director

Tianquan Mo

/s/ Tianquan Mo

[Signature Page to Settlement Agreement]

ANNEXURE A	Particulars of Subsidiaries